EXHIBIT 21.1

LIST OF SUBSIDIARIES

1.	Li3 Energy Peru SRL, a private limited company organized under the laws of Peru;

2.	Alfredo Holdings, Ltd., an exempted limited company incorporated under the laws of the Cayman Islands;

3.	Li3 Energy Copiapó, S.A., a Chilean corporation which is a subsidiary of Alfredo Holdings, Ltd.; and

4.	Noto Energy S.A., an Argentinean corporation.